Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 31, 2000





                                                                 31 October 2000



                                  PRESS RELEASE



       VIVENDI FILES ITS JOINT PROXY STATEMENT/PROSPECTUS (FORM F-4) WITH
              SEC IN CONNECTION WITH THE PROPOSED COMBINATION WITH
                               SEAGRAM AND CANAL+

               US GAAP RECONCILIATION OF INCOME STATEMENT CONFIRMS
                 EXCELLENT OPERATIONAL PERFORMANCES OF 1H 2000:
           NET INCOME BEFORE GOODWILL MORE THAN DOUBLED UNDER US GAAP

                          TENDER OFFER ON SEAGRAM BONDS




PARIS, FRANCE, OCTOBER 31, 2000 - Vivendi (Paris Bourse: EAUG and New York Stock
Exchange: V) announced today that it has filed its joint proxy statement/prospectus on Form F-4 with the Securities and Exchange Commission
(SEC) in connection with the pending combination with Seagram and Canal+.

Vivendi Universal, as the company is to be called post combination, will be a leading global media and communications group, providing a broad range of communications and entertainment services, including music production, film production, publishing, fixed line and mobile telephony, pay television and internet services.

"The timely filing of our proxy statement has been a major priority for Vivendi. We are now in a position, together with Seagram and Canal+, to submit the combination to our shareholders for approval" said Vivendi chairman and chief executive officer Jean-Marie Messier.

The filing includes a required reconciliation of the Company's accounts for the first half of 2000 published under French generally accepted accounting principles ("French GAAP") to United States generally accepted accounting principles ("US GAAP").

Messier added that "as indicated to the financial community when Vivendi shares were listed on the NYSE, the recurring impact of a reconciliation of the Company's statement of income under US GAAP remains limited down to the level of the net result before goodwill: the recurring impact of the reconciliation of the Company's first half net income to US GAAP is around 55 million Euros pre-goodwill. In addition, the growth reflected in our first half results under US GAAP is stronger than that reflected under French GAAP: the net income before goodwill under US GAAP more than doubled while the French GAAP figure increased by 81%".

SUMMARY FINANCIAL INFORMATION RELEASED IN FORM F-4

The following summary financial information was released in form F-4, and represents French GAAP financial information presented in a US GAAP format:

          IN MILLIONS OF EUROS        1H00          1H99         CHANGE
                                    ---------      --------    -----------
                                    ---------      --------    -----------

          Net sales                  17,191        17,611

          Goodwill amortisation       268            198

          Net income before           1352           438         3.1 X
          taxes minorities and
          equity interest

          Net income (group           533            190         2.8 X
          share)

          NET INCOME (GROUP           800            388         +106%
          SHARE) BEFORE GOODWILL


EXCEPTIONAL AND RECURRING ITEMS

The reconciliation contained in the Company's Form F-4 shows that under US GAAP the group's Shareholders' equity amounted to 16,774 million Euros on June 30, 2000, as compared to French GAAP Shareholders' equity of 12,514 million Euros. The gearing ratio of the Group is consequently dramatically improved under US GAAP.

As a consequence of this reconciliation, the Company's Form F-4 shows a difference between the Company's net income before goodwill under French GAAP and its net income before goodwill under US GAAP, as shown below.

The difference between the two numbers is attributable primarily to a number of one-time adjustments which Vivendi views as exceptional (i.e. items with a significant one-time impact).

The Company anticipates that a significant portion of these non-recurring adjustment (approx. 50% - see below: description of exceptional items in relation to differential accounting date) will be written back positively during 2H 2000, leading to a 2H 2000 US GAAP net result closer or above the French GAAP figure all other things being equal.

A reconciliation of French GAAP net income before goodwill to US GAAP net income before goodwill follows:

IN MILLIONS OF EUROS                        1H99        1H00

                                          ----------  ---------
                                          ----------  ---------

FRENCH GAAP      NET RESULT BEFORE GW         905      1,641
                 net result after GW          783      1,416

                                          ----------  ---------

RECONCILIATION   RECURRING IMPACT            (47)       (55)
                 Recurring goodwill
                 amortisation                (87)      (146)
                 Non-recurring impact       (459)      (684)

                                          ----------  ---------
                                          ----------  ---------

US GAAP          net result after GW         190        533
                 NET RESULT BEFORE GW        388        800

On a recurring basis, the differences between French GAAP and US GAAP net income consist principally of the following:

    o Intangible assets - the amortization of certain types of start-up and advertising costs and of some trademarks is required under US GAAP; under French GAAP such costs are not amortised;
    o Stock-based compensation - under French GAAP, the issuance of shares upon exercise of options and the sale of shares to employees through qualified employee stock purchase plans are recorded as increases in share capital. Under US GAAP, qualified employee stock purchase plans are considered compensatory if the discount of the strike price of the options to the prevailing market price (or of the price of the shares sold to employees to the prevailing market price) is in excess of 15%. After 2000, Vivendi intends to ensure that its plans will not be considered compensatory under US GAAP;
    o Miscellaneous items - including accounting treatment of derivative financial instruments and public service, leasing and construction contracts;
    o Goodwill - additional goodwill arises under US GAAP from (i) the recording at fair value of assets and liabilities of an acquired company (whereas under French GAAP such assets and liabilities are carried at historical cost under certain conditions that have been met) and (ii) the recording of goodwill as an asset (whereas under French GAAP goodwill may be recorded as a reduction of shareholders' equity if the acquisition has been paid for with equity securities).

Non-recurring items with a significant impact on the Company's results are as follows:

    o Differential accounting date for capital gain in relation with part disposal of CanalSatellite and Multithematique to Lagardere group: 310 million Euros (accounted for in 1H00 under French GAAP, in 2H00 under US
      GAAP);
    o Items related to business combinations and goodwill:
      o post-acquisition disposal of assets: assets are carried at historical cost under French GAAP, while they are carried at fair value under US GAAP (Avenir for 1H99);
      o purchase accounting: goodwill in relation to the acquisition of Havas Interactive (1H99) accounted as R&D and amortised over 12 months under US GAAP;
      o dilution profit for BSkyB reassessed to account for differential purchase value under US GAAP (1H00);
      o tax treatment of the capital gain in relation to the disposal of Vinci reassessed under US GAAP (1H00).
o Financial instruments - treasury stocks recorded as a reduction in shareholders' equity and differential treatment of derivatives financial instruments under US GAAP (a large percentage of these provisions may be recovered depending on future market conditions);
o     Stock-based compensation - see above.

TENDER OFFER ON SEAGRAM BONDS

The registration statement indicates that The Seagram Company Ltd. and Joseph E. Seagram & Sons intend to tender for all of their outstanding debt securities maturing between April 2001 and September 2023. The debt securities, including the subordinated deferrable notes which are part of the adjustable conversion-rate equity securities units issued by the companies, have an aggregate principal value of approximately U.S.$7.175 billion. Precise terms will be announced by Seagram shortly. The registration statement indicates that tender offers are expected to commence substantially concurrent with the delivery of the proxy statements to the shareholders of Seagram, Vivendi and Canal+, except for the tender offers for the senior quarterly income debt securities and the subordinated deferrable notes which are part of the adjustable conversion-rate equity securities units which are expected to be commenced at a later date. The tender offers will be conditioned, upon among other things, the consummation of the proposed combination and approval of certain amendments to the securities and related indentures. It is anticipated that the financing associated with the tender offer will be reimbursed with the sale of the spirits and wine business.


Important disclaimer
--------------------

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the business combination of Vivendi, Canal+ and Seagram. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the combination; failure of the Vivendi, Canal+ or Seagram shareholders to approve the combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. None of Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important informations. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.